NETSMART TECHNOLOGIES, INC.
EXHIBIT 11.1 - CALCULATION OF EARNINGS PER SHARE
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                                                   Three Months ended March 31,
                                                       1998           1997

Average shares outstanding                           8,333,996       6,798,203
  Dilutive effect of stock options
  and warrants computed by use
  of treasury stock method                                   0               0

Computation of Earnings Per
  Share=Net Income/Average
  common and common share
  equivalent shares                                   (274,724)       (653,313)
outstanding                                          8,333,996       6,798,203
                                                     ---------       ---------

Earnings Per Share                                       $(.03)          $(.10)